

Mail Stop 3561

August 11, 2017

Via E-mail
Tracy G. Schmidt
Chief Executive Officer and President
CNL Strategic Capital, LLC
450 South Orange Avenue
Orlando, Florida 32801

> **Re:    CNL Strategic Capital, LLC**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 20, 2017**
> **CIK No. 0001684682**

Dear Mr. Schmidt:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 1 and the related supplemental responses. We have referred your analysis to the Division of Investment Management for further review and consideration.

Prospectus Summary, page 2

2. We note your prior revised disclosure, as referenced by comment 2. Please revise the Q&As to clarify how investors learn about adjusted prices. For example, consider adding

Q&As "Where do I look for changes in the price?" and "How much time do I have to revoke my subscription if the price increased after I subscribed?"

Determination of Our Net Asset Value, page 48

3. We note your response to comment 6 and disclosure on page 48 that values will be based on "unobservable" inputs. We also note the statement on page 4 and elsewhere that the offering is "initially" a blind pool offering and accordingly investors will not have the opportunity to evaluate the assets you acquire "before" you acquire them. This statement suggests that investors will be able to make such evaluations after you acquire assets. Given that asset values will depend on possibly non-public or "unobservable" inputs, please revise to clarify, if true, that investors may not have the opportunity to evaluate your assets even after they are acquired.

You may contact Raj Rajan at (202) 551-3388 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc:     Jason D. Myers, Esq.
        Clifford Chance US LLP